Exhibit 99.1

Mobilicom Launches New Cybersecure Mesh Networking Solution for Long-Range Uncrewed Platforms

●	New MCU-300 delivers cybersecure mesh networking long-range, high-speed, high-definition video and data

●	Latest product further expands Mobilicom into the mid-sized long-range drone segment, uncrewed ground, and maritime vehicles (UGV, UMV, USV)

Shoham, Israel, April 03, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced the launch of its newest product—the MCU-300 cybersecure software defined radio (SDR). This ruggedized unit, which boasts a stronger amplifier than prior generation products, works together with Mobilicom’s MCU mesh networking aerial products to deliver high-performance cybersecure mobile mesh wireless IP networking, high-definition video and data for mid-sized long-range uncrewed aerial vehicles (UAVs). MCU-300 expands the coverage distance up to 100 miles while fortifying stability, resilience, and durability. The MCU-300, like the rest of the MCU product line, is U.S. National Defense Authorization Act (NDAA) compliant.

MCU-300’s long-range, broadband signal boosts UAVs with the communications that are needed for missions thus expanding Mobilicom’s addressable markets for both commercial and military applications. When paired with Mobilicom’s MCU-70, which delivers unparalleled size to performance ratio, MCU-300 specifically addresses the rapidly growing mid-sized long range drone segment. Military applications include UAVs and vertical takeoff and landing (VTOL) for intelligence, surveillance, reconnaissance missions, and loitering drones as well as border and sea patrol. Commercial uses include beyond line of sight (BVLOS) long-range inspections, including electric utility transmission lines, oil and gas pipelines, and railways, as well as long-range delivery functions.

Equipped with Mobilicom’s industry-leading security software, MCU-300’s networked hardware and software systems can be layered with the ICE Cybersecurity suite for a comprehensive and holistic protection strategy.

“A result of our commitment to continuous innovation and leadership in cybersecure SDR for drones and robotics, the ruggedized MCU-300, in conjunction with our aerial units, including our most recently launched MCU-70, expand our offering from short to mid to long range platforms. Our field proven MCU product family has been integrated into uncrewed ground, aerial and maritime platforms by numerous manufacturers, building our well-established track record of success across a wide range of use cases,” stated Mobilicom CEO and Founder Oren Elkayam.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

A copy of Mobilicom’s annual report on Form 20-F for the year ended December 31, 2023 was filed on March 25, 2024 with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Mobilicom’s investor relations website at https://ir.mobilicom.com/. Mobilicom will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at liad.gelfer@mobilicom.com.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its commitment to continuous innovation and leadership in cybersecure SDR for drones and robotics. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com